UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES OFFERING OF
UP TO 13,043,478 AMERICAN DEPOSITORY SHARES REPRESENTING 52,173,912
PREFERRED SHARES
Medellín, Colombia, July 3, 2007
Bancolombia S.A. (the “Bank”) (NYSE: CIB) today announced that it is commencing an offering (the “Equity Offering”) of up to 13,043,478 American Depositary Shares (“ADSs”) representing 52,173,912 preferred shares. The ADSs trade on the New York Stock Exchange under the symbol “CIB.” The actual number of ADSs being offered in the Equity Offering will be determined following the outcome of the Bank’s preemptive rights offering conducted in Colombia, which is expected to be completed on July 9, 2007.
UBS Securities LLC will be acting as the global coordinator for the Equity Offering, and UBS Securities LLC and Merrill Lynch & Co. will be acting as the joint book-running managers.
The ADSs are being offered pursuant to an effective shelf registration statement (including a prospectus and prospectus supplement) filed with the SEC. Copies of the preliminary prospectus supplement relating to the Equity Offering may be obtained from UBS Securities LLC, 299 Park Avenue, New York, NY 10171 or by phone at.(212) 821-3000.
This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 3, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance